:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 0-23818

CUSIP NUMBER N/A

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 1, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Merix Corporation
Full Name of Registrant

Former Name if Applicable

15725 SW Greystone Court, Suite 200
Address of Principal Executive Office (Street and Number)

Beaverton , OR 97006
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 1 l-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Merix Corporation (“Merix”) was unable to file its Form 10-Q for the fiscal quarter ended March 1, 2008 by the prescribed filing date without unreasonable effort or expense because additional time is necessary in order to complete certain of its closing procedures relating to inventory. Merix expects to file such Form 10-Q on or before April 15, 2008.

PART IV- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kelly E. Lang	(503)	716-3700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Merix currently believes that it will report a loss from continuing operations for the third quarter of fiscal 2008 as compared to income from continuing operations of $1.8 million or $0.09 per diluted share on revenue of $100.3 million for the third quarter of fiscal 2007. As a result, Merix anticipates that there will be a significant change in its results of operations for the third quarter of fiscal 2008 as compared to the same period in fiscal 2007. As stated in Part III above, Merix has not completed the process of preparation of the Form 10-Q and, accordingly, it is not able to provide a reasonable estimate of its results of operations for the three months ended March 1, 2008.

Merix Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 10, 2008	By:	/s/ Linda V. Moore
Linda V. Moore Executive Vice President, Global HR and General Counsel

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